Newmont Options Atna’s Clover Property

Vancouver, B.C. (September 4, 2003) Atna Resources Ltd. (ATN:TSX) is pleased to announce that Newmont USA Limited, a subsidiary of Newmont Mining Corporation (NEM: NYSE) has entered into a Venture Agreement to acquire an interest in Atna’s Clover Gold project, located in Elko County Nevada.

The Clover prospect is a low-sulphidation epithermal prospect located on the Western margin of the Snowstorm Mountains, 17 km west of Newmont’s Midas Mine. The property is centered on the Jake Creek Trend, a north-northwest trending structural corridor typified by strong hydrothermal alteration, and anomalous gold values. The property is underlain by mid-Miocene aged bi-modal volcanic rocks, on the western margin of the Northern Nevada Rift. These rocks are time - stratigraphic equivalents to the units that host bonanza veins in the Midas district. Drilling by previous operators intersected mineralized and veined breccias and shear zones, with significant intercepts including 9.7m grading 25.3 g/t Au, 7.6m of 7.9 g/t Au, and 3.0m of 10.0 g/t. High-grade float boulders grading up to 30.9 g/t Au and 308.6 g/t Ag in grab samples, were discovered on the property, approximately three kilometers north-northwest of this drilling along the Jake Creek trend. A strong resistivity anomaly identified by an airborne TEM geophysical survey occurs 400m south of the float boulders.

Newmont could earn a 51% interest in the property by spending $2,500,000 on exploration and development, including cash payments to Atna and underlying option and property maintenance payments. Either Newmont or Atna could elect for Newmont to increase its interest to 75% by making additional annual cash payments to Atna until commercial production and by Newmont bearing all further expenditures through completion and delivery of a bankable feasibility study. If this option were exercised, the companies would participate in a 75:25 joint venture for further development of the property, following delivery of the feasibility study. Atna retains an option to buy back a 5% interest for $2,000,000, which would result in a 70:30 joint venture, if exercised. If the option were not exercised, the companies would participate in a 51:49 joint venture for further development of the property.

Atna is pleased to have Newmont, the world’s largest gold mining company, participate in the exploration of its Clover property. Newmont is a major mine operator and explorer in the district and brings great depth and experience as well as technical and financial strength to the project. Newmont will be the project manager. It intends to initiate a detailed ground geophysical survey to confirm the TEM resistivity anomaly, followed by drilling.

For further information contact:
ATNA RESOURCES LTD.
Michael Williams, Vice President
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: mwilliams@atna.com
http://www.atna.com